Exhibit 99.3

IQM Quantum Computers Plc

Changes board/management/auditors

Changes in the Board of Directors of IQM

IQM Quantum Computers Plc, Stock Exchange Release, July 1, 2026 at 13:35 (EEST)

IQM Quantum Computers Plc (“IQM”) has today completed its business combination with Real Asset Acquisition Corp. (the “Business Combination”). The Business Combination was announced by way of a stock exchange release earlier today.

IQM’s unanimous shareholders on February 27, 2026, conditionally elected Juho Sarvikas and Jeff Tuder to the Board of Directors. The commencement of the terms of office of the persons was subject to the completion of the Business Combination.

As a result of the completion of the Business Combination, Juho Sarvikas and Jeff Tuder have today commenced their terms of office on the Board of Directors of IQM. Following the completion of the Business Combination, the Board of Directors of IQM consists of seven (7) members: Sierk Pötting (Chair of the Board), Alex Doll, Jan Goetz, Hannu Martola, Juho Sarvikas, Jeff Tuder and Barbara Venneman.

For further information, please contact:

Blair Robertson, Vice President, Strategy & Corporate Development

Investor Relations Officer

Investors@iqm.tech

About IQM Quantum Computers

IQM Quantum Computers is a global leader in superconducting quantum computing, delivering full-stack quantum systems and cloud platform access to enterprises, research institutions, high-performance computing centers, and national laboratories worldwide. IQM’s open and modular architecture enables customers to own, control, and integrate quantum systems directly into their workflows. Founded in 2018 and headquartered in Espoo, Finland, with major operations in Munich, Germany, it has over 400 employees globally and one of the industry’s strongest track records in deployed quantum systems across Europe, Asia, and North America.

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